Rio Narcea Gold Mines, Ltd.

Quarterly Report to Shareholders
For the Third Quarter ended
September 30, 2006

Rio Narcea



Operations Office
C/ Secundino Roces Riera, 3 – 2º
Centro de Empresas Asipo I
Parque Empresarial de Asipo
33428 Cayés - Llanera,
 Asturias, Spain
Tel.: (34) 98 573 3300
Fax: (34) 98 573 3301
E-mail: info@rngm.com

Registered Office
Scotia Plaza
Suite 2100
40 King Street West
Toronto, ON M5H 3C2
Canada

www.rionarcea.com

QUARTERLY REPORT TO SHAREHOLDERS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2006

(All dollar amounts in U.S. currency unless otherwise stated)

Management Discussion and Analysis

The following discussion of the operating results and financial position of the Company should be read in conjunction with the accompanying unaudited interim consolidated financial statements and related notes for the third quarter ended September 30, 2006 (refer to note 2 of the unaudited interim consolidated financial statements) and Management's Discussion and Analysis for the year ended December 31, 2005. The date of this Management Discussion and Analysis is November 7, 2006.

Third Quarter Highlights

- Revenues of $59.1 million, of which $37.3 million related to nickel operations.
- Record net income of $15.6 million, after $8.4 million derivatives loss arising from compulsory hedging instruments associated with project debt arrangements.
- Cash provided by operating activities of $18.5 million, of which $23.2 million provided by nickel operations.
- $53.2 million held in cash and cash equivalents.
- Aguablanca project finance fully repaid ($22.0 million paid in 2006).
- Production from Aguablanca of 3.4 million pounds of nickel and 3.7 million pounds of copper. Sales of 3.2 million pounds of nickel at a cash cost of $4.84 per pound [a].
- Construction of Tasiast gold project on schedule for completion by mid-2007. Total capital expenditures estimated at $73 million.
- Closure of El Valle and Carlés gold operations on target for mid-December.

Third Quarter Highlights – Subsequent Event

- 18% increase in open pit gold reserves at Tasiast. Site exploration underway.
- Completed acquisition of 16.4% shareholding in Chariot Resources Limited (17.5%, including warrants).
- October throughput at Aguablanca of 140,000 tonnes per month ("tpm").
- Water reserve at Aguablanca exceeds 500,000 m^3.

[a] Refer to Non-GAAP measures section.

Overview

Rio Narcea Gold Mines, Ltd. ("Rio Narcea" or the "Company") reported net income for the third quarter of 2006 of $15.6 million or $0.10 per share compared to a net loss of $9.1 million and $0.06 per share in the same period of 2005. These results include derivatives losses of $8.4 million and $7.8 million, respectively (of which $2.1 million and $5.9 million, respectively, are non-cash), mainly as a result of the effect of higher copper and gold prices on the hedging instruments required in connection with the project financing of the Aguablanca and Tasiast projects. Revenues from nickel operations amounted to $37.3 million for the third quarter of 2006 ($11.5 in the same period of 2005). Revenues from gold operations were $21.8 million for the third quarter of 2006 (of which $13.9 million were sales from Nalunaq ore) compared to $18.6 million ($10.1 million of sales from Nalunaq ore) in the same period last year. Operating cash flow provided by nickel operations was $23.2 million in the third quarter of 2006, while consolidated operating cash flow amounted to $18.5 million for the quarter, compared to $6.3 million in the same period of the prior year. Operating cash flow before changes in components of working capital (refer to Non-GAAP measures section) amounted to $18.9 million in the third quarter of 2006, compared to $1.2 million in the same period of 2005.

For the nine months ended September 30, 2006, net income amounted to $24.1 million or $0.15 per share, compared to a net loss of $29.8 million or $0.19 per share in the same period of 2005. These results include a derivatives loss of $38.9 million and $15.4 million, respectively, of which $23.4 million and $11.4 million, respectively, are non-cash. Revenues were $159.8 million for the nine months ended September 30, 2006 compared to $71.4 million in the same period of 2005; while operating cash flow was positive $35.0 million during the first nine months of 2006 compared to negative $2.6 million in the corresponding period in 2005. The positive operating cash flow during the first nine months of 2006 was mainly attributable to the increase in nickel sales from Aguablanca. Operating cash flow before changes in components of working capital (refer to Non-GAAP measures section) amounted to $54.0 million in the nine months period ended September 30, 2006, compared to ($1.7) million in the same period of 2005.

Selected Quarterly Information
($000 except where stated)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	2005	**2006**	2005
Revenues	**59,087**	30,070	**159,776**	71,369
Net income (loss)	**15,612**	(9,050)	**24,141**	(29,758)
Net income (loss) per share – basic	**0.10**	(0.06)	**0.15**	(0.19)
Net income (loss) per share – diluted	**0.10**	(0.06)	**0.15**	(0.19)
Cash provided by (used in) operating activities	**18,454**	6,253	**35,040**	(2,565)
Cash provided by (used in) operating activities before changes in components of working capital [a]	**18,851**	1,184	**54,015**	(1,657)

[a] Refer to Non-GAAP measures section of the MD&A.

	September 30, 2006	December 31, 2005
Cash and cash equivalents	**53,173**	53,624
Total assets	**328,692**	249,217
Long-term debt	**45,004**	15,982
Dividends declared per share	**-**	-

Refer to Results of operations – Consolidated section below for discussion of causes of period to period variations.

Summary of Quarterly Results
($000 except where stated)

	2006			2005				2004
	3Q	**2Q**	**1Q**	4Q	3Q	2Q	1Q	4Q [a]
Revenues	**59,087**	**53,288**	**47,401**	34,131	30,070	32,269	9,030	16,026
Net income (loss)	**15,612**	**5,623**	**2,906**	(12,367)	(9,050)	(5,379)	(15,329)	(31,366)
Net income (loss) per share – basic	**0.10**	**0.04**	**0.02**	(0.08)	(0.06)	(0.03)	(0.10)	(0.21)
Net income (loss) per share – diluted	**0.10**	**0.03**	**0.02**	(0.08)	(0.06)	(0.03)	(0.10)	(0.21)
Cash flow provided by (used in) operating activities	**18,454**	**14,754**	**1,832**	11,530	6,253	1,773	(10,591)	(3,354)

[a] Includes a write-down of $28.4 million in respect of El Valle and Carlés mines.

The Company commenced production at its Aguablanca nickel mine in the first quarter of 2005. As a result, revenues increased significantly from the second quarter of 2005 onward, helped by increased nickel and copper prices.

Review of Mining Operations – Nickel

Aguablanca Nickel Operations

The Company produced 3.4 million pounds of nickel and 3.7 million pounds of copper during the third quarter of 2006, from processing 375,000 tonnes of ore. Head grades during the quarter were 0.60% and 0.51% for nickel and copper, respectively. While nickel head grades were above the reserve head grade and what the ore block model was predicting during 2005, the opposite has occurred in 2006. A new ore block model is being prepared and is scheduled for completion by year-end. Recoveries amounted to 68.0% and 88.2%, respectively. The lower nickel recovery during the third quarter of 2006 was a function of both lower nickel head grades in this section of the orebody as well as poorer operating performance while the feasibility of producing separate nickel and copper concentrates was tested during the months of July and August. This test has been discontinued.

Throughput improved 4.3% during the third quarter of 2006 compared to the second quarter of 2006, 19.1% compared to the first quarter of 2006 and 36.6% compared to the fourth quarter of 2005.

Operating Results

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	2005	**2006**	2005
Ore milled (tonnes)	**375,000**	258,100	**1,049,400**	722,800
Nickel head grade (%)	**0.60**	0.83	**0.63**	0.72
Copper head grade (%)	**0.51**	0.58	**0.51**	0.54
Nickel recovery (%)	**68.0**	76.8	**72.1**	67.8
Copper recovery (%)	**88.2**	88.5	**90.1**	88.4
Nickel production (000 lb)	**3,399**	3,654	**10,498**	7,778
Copper production (000 lb)	**3,740**	2,946	**10,667**	7,552
Cash cost ($/lb) [a] [b]	**4.84**	2.68	**3.39**	3.46

[a] Includes smelting, refining and transportation expenses and is net of by-products. Refer to Non-GAAP measures section.
[b] Refer to Results of Operations – Nickel operations section below for an explanation of the variation in cash cost.

During the third quarter of 2006, the plant treated an average of 125,000 tonnes per month ("tpm"). This compares to an average of 112,400 tpm during the first six months of 2006 and an average of 83,100 tpm during 2005. This improved mill rate is due to the installation of a new conveyor system enabling crushed pebbles to bypass the SAG mill and feed directly into the ball mill as well as the installation of a new secondary crusher that was commissioned during the third quarter of 2006. Further increases in throughput should be achievable in the near term.

Grades of nickel and copper in the bulk concentrate during the third quarter of 2006 were 6.3% nickel and 7.0% copper, compared to 6.8% nickel and 6.7% copper during the first six months of 2006. The reasons for this temporary decline in concentrate grades are the same as those given for the lower recoveries above.

Mine production has performed well during the quarter, with mining rates conforming to plant production.

During October,plant throughput at Aguablanca was 140 000 tpm. This is the highest throughput level to date reported by the Company. In addition, the water reserve at Aguablanca has risen to 500,000 m^3, due to the amount of rainfall in October and thus far in November.

Acquisition of Royalty

On July 5, 2001, the Company acquired from Atlantic Copper, S.A. ("AC") participation rights in a consortium with the Spanish state. The consortium is the holder of 100% of certain mineral rights located in southern Spain, which included the Aguablanca mine property. The original acquisition price payable to AC for these participation rights included a production royalty in respect of the mineral rights held by the consortium. In terms of the acquisition agreement with AC, the Company had the option to pay a sum of $6.0 million to AC in exchange for all future royalty payments. This option was exercised on August 2, 2006.

The royalty payable to AC was applicable to Aguablanca mine production from August 2006 onward and comprised variable payments dependent on combined nickel and copper prices. For example, for prices of nickel and copper of $3.70 per pound and $1.20 per pound, respectively, the undiscounted life-of-mine payments to AC would have amounted to approximately $25.0 million (approximately $20.0 million discounted at 5%).

A royalty amounting to 1% of the net smelter return ("NSR") was also applicable to production from any other future project within the various mineral rights areas held by the consortium. This 1% NSR obligation has now also ceased as a result of the Company exercising its option with AC.

Review of Mining Operations – Gold

El Valle and Carlés Gold Operations

During the third quarter of 2006, the Company's own gold operations produced 10,800 ounces of gold as compared with 20,700 ounces of gold in the same period of 2005. Sales from the Company's own gold operations amounted to $7.9 million in the third quarter of 2006, while Cost of sales for those operations were $6.5 million ($8.5 million and $9.2 million, respectively, in the same period of 2005). The El Valle plant processed 80,000 tonnes of the Company's own ore at an average gold grade of 4.6 g/t, compared with 99,400 tonnes with an average grade of 6.7 g/t gold in the prior year period. Recoveries averaged 91.2% in the third quarter of 2006 compared to 95.4% a year earlier. In addition, the plant processed 41,100 tonnes of Nalunaq ore during the third quarter of 2006 compared with 28,100 tonnes during the same period of 2005.

During the first nine months of 2006, the Company's own gold operations produced 40,400 ounces of gold as compared with 57,600 ounces of gold in the same period of 2005. Sales from the Company's own gold operations amounted to $28.1 million in the nine months period ended September 30, 2006, while Cost of sales for those operations were $22.6 million ($26.4 million and $26.0 million, respectively, in the same period of 2005). The El Valle plant processed 302,700 tonnes of the Company's own ore at an average gold grade of 4.5 g/t, compared with 329,000 tonnes with an average grade of 5.8 g/t gold in the prior year period. Recoveries averaged 91.6% in the first nine months of 2006 compared to 94.0% a year earlier. In addition, the plant processed 75,100 tonnes of Nalunaq ore during the first nine months of 2006, compared to 76,343 tonnes treated in the same period of 2005.

In February 2006, after a thorough performance review of the El Valle and Carlés operations, the Company took the decision to close these operations. Closure of both the El Valle and Carlés mines will take place at the end of 2006. As a result of this decision, remaining mining is being concentrated in already developed areas with better rock conditions and higher grades. There has been no further investment in underground development since February 2006. On June 22, 2006, the Company reached a collective redundancy agreement with the local unions and mine workers with respect to the closure of the El Valle and Carlés gold operations. Subsequently, on July 5, 2006, that agreement received the approval of the Spanish labour authorities, a requirement when redundancy affects more than 10% of the workforce. Closure costs are estimated at $4.6 million as at September 30, 2006 (refer to Note 6 of the unaudited interim consolidated financial statements).

In reaching this decision, the Company was significantly influenced by the decision of the Regional Authorities of Asturias, not to approve the "change of land use" required in order to develop the Salave gold project located some 70 kilometres west of the El Valle. The Company has commenced legal proceedings in the Spanish courts seeking reversal of the decision and/or monetary compensation (refer to Review of Development and Feasibility Stage Gold Projects – Salave Gold Project section below). The concentrates that were planned to be produced from Salave were expected to be processed at the El Valle plant, resulting in improved economics for both projects.

On March 9, 2006, the Company gave notice to Nalunaq that the existing milling agreement will terminate. The last shipment of ore from Nalunaq arrived in October 2006 and will be treated by the end of November 2006.

The Company is reviewing possibilities for the disposal of the El Valle and Carlés facilities.

Summary of El Valle and Carlés Gold Operations

| | Three Months Ended September 30, | | | | | |
| | 2006 | | | 2005 | | |
	Rio Narcea's operations	Nalunaq ore	Total	Rio Narcea's operations	Nalunaq ore	Total
Tonnes of ore milled	**80,000**	**41,100**	**121,100**	99,400	28,100	127,500
Grade (g/t)	**4.6**	**17.5**	**9.0**	6.7	16.6	8.9
Recovery (%)	**91.2**	**97.2**	**95.1**	95.4	96.7	95.9
Gold production (oz)	**10,800**	**22,400**	**33,200**	20,700	14,600	35,300

| | Nine Months Ended September 30, | | | | | |
| | 2006 | | | 2005 | | |
	Rio Narcea's operations	Nalunaq ore	Total	Rio Narcea's operations	Nalunaq ore	Total
Tonnes of ore milled	**302,700**	**75,100**	**377,800**	329,000	76,300	405,300
Grade (g/t)	**4.5**	**19.4**	**7.5**	5.8	15.8	7.7
Recovery (%)	**91.6**	**96.6**	**94.2**	94.0	96.6	95.0
Gold production (oz)	**40,400**	**45,200**	**85,600**	57,600	37,400	95,000

Review of Development and Feasibility Stage Gold Projects

Tasiast Gold Project

In August 2005, the Company announced its decision to proceed with the construction of the Tasiast project, and in November 2005, construction commenced. A Lump-Sum Turn-Key contract was finalized in January 2006 with Senet for the construction of the plant and the camp and related facilities.

Construction of the project continues to be on time and it is expected to be completed during the first half of 2007, with first gold production expected in 2007. Highlights of the construction progress, as at September 30, 2006, are as follows:
- Senet:
  o All engineering has been completed.
  o All orders have been procured.
  o Shipping is 64% complete with crushers and ball mill now at site.
  o Civil construction is 89% complete.
  o Structure and mechanical erection is 39% complete.
- Other:
  o Access road is complete.
  o Tailings facility, paddock 1 stage 1 is 49% complete and completely lined.
  o The water line has been tested to kilometre 60, where water is currently being received. Water is expected to reach site by November.
  o Power plant expected to be installed and operational in December.
  o Mining contractor has started at site.

Total budget for construction of the project, including working capital and owner's costs, amounts to $73 million, of which $42 million had been spent as at September 30, 2006.

Remaining project expenditures will be financed from the Company's existing cash resources. On June 29, 2006, the Company finalized a project debt agreement with Macquarie Bank Ltd. ("Macquarie") to finance the construction of the Tasiast project. Under this agreement, the Company has a term loan of $42.5 million that was fully drawn down on June 30, 2006 (refer to Note 5 of the unaudited interim consolidated financial statements).

In October 2006, the Company received a revised resource and open-pit reserve calculation for its Tasiast project. The new estimate incorporated a revised gold price and revised cost inputs, which together have increased the proven and probable reserves to 1,040,000 ounces of gold, an increase of 18% over the 885,000 ounces of gold previously estimated.

The revised reserves and resources are as follows:

Tasiast Gold Project - Mineral Reserves and Resources (@0.8 g/t gold cut-off) [a]

	Tonnes (000)	Grade (g/t)	Contained Gold (ounces)
Mineral reserves			
Proven	761	3.24	79,000
Probable	11,223	2.66	960,000
Total proven and probable reserves	**11,984**	**2.70**	**1,040,000**
Mineral resources			
Measured	874	3.17	89,000
Indicated	13,840	2.60	1,159,000
Total measured and indicated resources	**14,714**	**2.64**	**1,248,000**
Inferred resources	12,393	2.17	864,000

[a] Mineral resources included mineral reserves.

These estimates were prepared under the supervision of David A. Orava, M. Eng., P. Eng., Associate Mining Engineer of A.C.A. Howe International, who is a Qualified Person independent of Rio Narcea for the purposes of National Instrument 43-101.

Salave Gold Project

In August 2005, the regional Government of Asturias rejected the application for "change of land use" required to develop the project. The Company has commenced legal proceedings in the Spanish courts seeking reversal of the decision and/or monetary compensation. In the event that the decision of the Government of Asturias is maintained, the independent legal advisors of the Company believe that Rio Narcea should succeed in obtaining significant monetary compensation. However, the outcome and timing of any legal action are presently uncertain.

Review of Exploration Projects

The Company has active exploration projects on both the Iberian Peninsula and in Mauritania. The following is a brief update of each project.

Aguablanca

Step out underground drilling conducted to the west of the Aguablanca orebody intersected a large interval of patchy and disseminated sulfide mineralization hosted by irregular and porphyritic gabbronorites. Results from one hole, located 225 meters to the west of the closest mineralization, returned 15.6 meters at 0.45% nickel and 0.21% copper, including a higher grade interval of 5.3 meters at 0.93% nickel and 0.41% copper.

The exploration implications of this particular intersection are encouraging because surface mapping in this zone only showed the presence of marbles and skarns cut by a few, narrow and barren gabbroic dikes. This confirms the possibility of finding additional subsurface magmatic sulfide mineralization at depth in these peripheral zones.

Two rigs will be devoted to exploration in this area.

Ossa Morena (Spain and Portugal)

Regional exploration was focused on the evaluation of several recently delineated nickel and gold stream sediment anomalies.

In addition, a preliminary and shallow drilling program was completed on the Guijarro–Chocolatero gold target. The program comprised 1,148 meters in 8 holes. These holes were testing the Guijarro soil anomaly, directly related to silicified acid volcanics of Upper Precambrian–Lower Cambrian age with minor disseminated pyrite. Five of those holes returned low grade gold values over significant widths. The best results were 21 meters at 3.6 g/t gold in DDH GUI-1 and 38 meters at 0.7 g/t gold in DDH GUI-3.

Guijarro–Chocolatero forms part of the Bodonal–Cala gold belt where the Company is now evaluating several gold soil anomalies related to the same horizon of volcanic rocks, as well as copper–gold mineralized systems with iron–oxide–copper–gold ("IOCG") affinities.

Mauritania

The Company is planning to commence active exploration on its Mauritanian land holdings in the last quarter of this year. The main focus will be the evaluation of geochemical and geophysical targets that show potential for gold and nickel deposits. One rig has commenced drilling and a second is being mobilized to site.

El Valle (Spain)

All exploration activities have been suspended on account of the planned closure of mining operation.

Exploration Agreements

The Company has exploration agreements on its properties with Kinbauri Gold Corp. (for gold in Corcoesto, Galicia, Spain), C2C Inc. (for gold in Portugal) and Ventura Gold Corp. (for gold in the Navelgas belt, Asturias, Spain). The exploration results arising from these agreements are reported by each partner.

Other

Carl Hering (Senior Vice President Exploration and Business Development) is leaving the employ of the Company, effective December 31, 2006 for personal reasons. The Company is evaluating various alternatives for his replacement. In the interim, Luis Pevida, Exploration Manager and Senior Geologist, will assume Mr Hering's role.

Acquisition of a strategic shareholding in Chariot Resources Limited

During the three months period ended September 30, 2006, the Company acquired in the market 6,259,500 common shares and 1,780,000 warrants of Chariot Resources Limited ("Chariot"). Each warrant entitles the Company to acquire one additional common share of Chariot at an exercise price of CDN$0.35 (approximately $0.31) per warrant until December 22, 2006. Common shares and warrants of Chariot are listed on the Toronto Stock Exchange under the symbols CHD and CHD.WT, respectively. The acquisition cost of these common shares and warrants amounted to a total of $3.9 million. In early October 2006, the Company acquired an additional 48,500 common shares and 118,000 warrants.

In addition, on October 5, 2006, the Company agreed to purchase, from Amerigo Resources Limited, 31,812,500 common shares and 11,532,000 warrants of Chariot. The acquisition cost of these common shares and warrants amounted to a total of $21.5 million. Closing of this agreement occurred on October 20, 2006.

Pursuant to these acquisitions, the Company now holds a total of 38,120,500 common shares and 13,430,000 warrants of Chariot, the total cost of which amounted to $25.5 million. The common shares held by the Company represent 16.4% of the total outstanding common shares of Chariot, whereas the common shares and warrants held by the Company represent 17.5% of the total outstanding common shares and warrants of Chariot on a diluted basis.

On October 19, 2006, the Company entered into a short-term credit agreement with Macquarie with a limit of $22.0 million, of which $21.6 million was drawn down on October 20, 2006 (refer to note 5 of the unaudited interim consolidated financial statements).

Chariot is a junior resources company focused in the Andes region of Latin America. Its current principal technical objective is to develop the Mina Justa deposit at its 70% owned Marcona copper project in Peru.

The Marcona copper project is located within the Nazca Province, Ica Department (Peru), in the southern Peruvian coastal belt, approximately 400 kilometers southeast of Lima. The Mina Justa deposit is the principal exploration target of the Marcona project.

A bankable feasibility study is currently being completed by Chariot. Final project approval is expected in November 2007 with production in 2009.

The current estimate of the mineral resources of Mina Justa, compliant with National Instrument 43-101, published by Chariot in June 2006, is as follows (0.2% copper cut-off) (refer to information reported by Chariot at www.sedar.com):

	Tonnes (Mill.)	Copper Grade (%)	Contained Copper (Mill. Lb.)
Mineral resources			
Indicated	132	0.74	2,153
Inferred	279	0.57	3,505

The preliminary project currently proposed by Chariot would comprise 11 years of heap leaching of copper oxides to recover 132.2 million pounds of cathode copper per year, and 8 years of operation of a 2.5 million tonnes/year capacity concentrator (starting in year 5) to treat underlying sulphide mineralization.

The Company believes the Marcona project has potential for significant low cost copper production and, through its important stake in Chariot, Rio Narcea will support sound and effective management to unlock this potential.

Results of Operations

Consolidated

Rio Narcea reported net income of $15.6 million ($0.10 per share) for the third quarter of 2006 compared to net loss of $9.1 million ($0.06 per share) during the same period last year. The company generated a net income of $24.1 million ($0.15 per share) for the nine months period ended September 30, 2006, compared to a net loss of $29.8 million ($0.19 per share) in the same period of 2005. A detailed discussion by segment of the main factors that have affected results of operations is as follows:

Nickel operations

Nickel operations produced a net income of $18.0 million in the third quarter of 2006 compared to a loss of $3.7 million in the same period of 2005. Net income for this period of 2006 included a derivatives loss of $5.4 million, related to the copper hedging instruments entered into in 2004 as a requirement for the Aguablanca project debt. Net income from nickel operations increased to $29.7 million for the nine months period ended September 30, 2006, from a loss $12.6 million in the same period of 2005. Copper derivatives loss amounted to $34.8 million for the nine months period ended September 30, 2006.

Sales – Nickel operations – During the third quarter of 2006, the Company generated revenues of $37.3 million compared to $11.5 million in the same period of 2005.

The existing agreement with Glencore A.G. ("Glencore") provides that final commodity prices are generally calculated as the average market prices of the month of arrival at the smelter in China. However, sales are recognized when title passes to Glencore, which occurs when concentrate has been loaded onto the ship at Huelva (Spain) port. As such, sales are initially recorded using the provisional prices prevailing when concentrate is shipped, and adjusted as at each period-end (until final pricing is set) using the forward prices for the estimated month of arrival at the smelter. As at September 30, 2006, there were sales of 3.1 million pounds of nickel and 3.2 million pounds of copper for which final price had not been determined and for which the nickel and copper forward prices were used for accounting purposes.

The average realized nickel prices were $11.85 (three-months market price of $12.09) and $8.43 (three-months market price of $9.26) per pound sold, respectively, in the three and nine months periods ended September 30, 2006.

	Three Months Ended September 30, 2006		Nine Months Ended September 30, 2006	
	$000	$/lb	$000	$/lb
Nickel sold during the period [b]	37,504	11.85	85,443	8.43
Effect on sales of period-end adjustments and final pricing [c]	5,296	1.67	23,104	2.28
Nickel sales [a]	42,800	13.52	108,547	10.71
Average three-months market price		12.09		9.26
Sales of nickel (lb 000)		3,166		10,139

[a] Refer to note 12 of the unaudited interim consolidated financial statements.
[b] Calculated at the nickel prices prevailing when concentrate is shipped.
[c] Effect of period-end adjustments and final pricing.

The average realized copper prices were $3.18 (three-months market price of $3.46) and $2.58 (three-months market price of $2.96) per pound sold, respectively, in the three and nine months periods ended September 30, 2006.

	Three Months Ended September 30, 2006		Nine Months Ended September 30, 2006	
	$000	$/lb	$000	$/lb
Copper sold during the period[a]	10,316	3.18	25,545	2.58
Effect on sales of period-end adjustments and final pricing[b]	(1,829)	(0.56)	4,557	0.46
Copper sales	8,487	2.62	30,102	3.04
Average three-months market price		3.46		2.96
Sales of copper (lb 000)		3,242		9,907

[a] Calculated at the copper prices prevailing when concentrate is shipped.

[b] Effect of period-end adjustments and final pricing.

Cost of sales – Nickel operations – Cost of sales of nickel operations (refer to note 13 of the unaudited consolidated financial statements) amounted to $9.9 million in the third quarter of 2006 and $27.4 million in the nine months period ended September 30, 2006. This compares to $4.6 million and $15.1 million, respectively, in the same periods of 2005.

Cash costs (refer to Non-GAAP Measures section) amounted to $4.84 per pound sold in the three months period ended September 30, 2006, up from $2.73 per pound sold in the first six months of the year (cash cost for the nine months period ended September 30, 2006 was $3.39 per pound sold). The main reasons for this increase were: a) higher mining expenses per pound sold (increase of $0.52 per pound sold) due to an increase in the mining strip ratio from 2.6:1 in the first half of 2006 to 5.1:1 in the third quarter of 2006 (average life-of-mine strip ratio is 5.3:1) and also due to a lower nickel production; b) higher plant expenses per pound sold (increase of $0.31 per pound sold) due to a lower nickel production; and c) higher smelting, refining and transportation charges per pound sold (increase of $1.69 per pound sold) due the effect of higher nickel prices on the price participation scheme agreed with the smelter, $1.30 per pound sold approximately, and also due to the effect the lower nickel grades in concentrate, $0.30 per pound sold approximately.

Cash costs amounted to $2.68 and $3.46 per pound sold, respectively, in the three and nine months periods ended September 30, 2005.

Cash costs include charges for mining ore and waste associated with current period production, processing ore through milling facilities, and by-product credits and other cash costs. Rio Narcea's nickel operations produce copper, platinum, palladium and cobalt as by-products. Proceeds from the sale of by-products are reflected as credits to cash costs. All of these charges and by-product credits are included in expenses for purposes of determining cash costs. Disclosure of cash costs per pound is intended to provide investors with information about the cash generating capacity of the Company's mining operations (refer to Non-GAAP Measures section).

Depreciation and amortization expenses – Depreciation and amortization expenses for the nickel operations increased to $2.2 million in the third quarter of 2006 from $2.0 million in the same period of 2005. These expenses amounted to $6.1 million in the nine months period ended September, 30, 2006, compared to $4.3 million in the same period of 2005. The increase is due to the higher nickel production, since most of the assets are depreciated and amortized on a unit-of-production basis.

Exploration costs – Exploration costs related to nickel projects were $0.4 million in the third quarter of 2006 compared to $0.5 million in the same period of 2005. Exploration expenses were $1.4 million in the nine months period ended September 30, 2006, compared to $2.1 million in the same period of 2005.

Derivatives loss – The Company incurred a loss of $5.4 million in the third quarter of 2006 and a loss of $34.8 million for the nine months period ended September, 30, 2006. This loss resulted from the copper hedging instruments entered into by the Company in 2004, as required by the bank providing the project finance of the Aguablanca project, due to higher copper market prices. The loss of $5.4 million recorded in the third quarter of 2006 included a cash loss of $5.9 million incurred on settlement of the hedging instruments that matured during the period and a non-cash income of $0.5 million due to the mark-to-market of the hedging instruments. Also, the loss of $34.8 million recorded in the nine months period ended September 30, 2006 included a cash loss of $15.1 million incurred on settlement of the hedging instruments that matured during the period and a non-cash loss of $19.7 million due to the mark-to-market of the hedging instruments.

Gold operations

Gold operations generated net income of $1.3 million in the third quarter of 2006 compared to a loss of $4.4 million in the same period of 2005. Net loss was $1.6 million for the nine months period ended September 30, 2006, compared to a loss of $8.2 million in the same period of 2005.

Sales – The Company's revenues from its own gold operations in the third quarter of 2006 decreased to $7.9 million from $8.5 million in the same period of 2005, and increased to $28.1 million from $26.4 million for the nine months period ended September 30, 2006, respectively. Variations in revenues were affected by higher gold prices and lower production from its own operations as a result of lower plant throughput and head grades (refer to section Review of Mining Operations – Gold – El Valle and Carlés Gold Operations).

In addition, revenues from sales of gold produced under the Nalunaq agreement increased to $13.9 million in the third quarter of 2006 from $10.1 million in the same period of 2005. Sales of Nalunaq ore increased to $30.3 million for the nine months period ended September 30, 2006, from $16.2 million in the same period of 2005.

Cost of sales – Gold operations – Cost of sales from the Company's own operations (refer to note 13 of the unaudited consolidated financial statements) decreased to $6.5 million in the third quarter of 2006 from $9.2 million in the same period of 2005. The decrease in costs was higher than the decrease in sales from the Company's own gold operations. Also, Cost of sales was reduced to $22.6 million for the nine months period ended September 30, 2006, from $26.0 million in the same period of 2005.

Mine costs amounted to $3.9 million in the third quarter of 2006, compared to $7.4 million in the same period of 2005. Mine costs were $16.6 million for the nine months period ended September 30, 2006, compared to $17.7 million in the same period of 2005. Plant expenses amounted to $2.8 million in the third quarter of 2006 compared to $3.4 million in the same period of 2005 (including treatment cost of Nalunaq ore of $0.9 million and $0.7 million, respectively), resulting in plant expenses decreasing, from $27 per tonne in the third quarter of 2005 to $23 per tonne in the third quarter of 2006. Plant expenses, including treatment of Nalunaq ore, decreased to $8.6 million for the nine months period ended September 30, 2006, from $10.6 million in the same period of 2005.

Cost of sales – Gold operations – Nalunaq – Cost of sales under the agreement with Nalunaq (refer to note 13 of the unaudited consolidated financial statements) amounted to $14.1 million in the third quarter of 2006, compared to $10.1 million in the same period of 2005. Cost of sales of Nalunaq's ore was $30.6 million for the nine months period ended September 30, 2006, from $16.0 million in the same period of 2005. These costs basically comprise the acquisition cost of the ore, which is calculated as the market value of the gold contained in the ore, net of milling and efficiency fees, and related expenses (mainly import duties and inland transport), variable processing costs and an allocation of fixed processing costs.

Depreciation and amortization expenses – Depreciation and amortization expenses for the gold operations increased to $1.0 million in the third quarter of 2006 from $0.5 million in the same period of 2005. Depreciation and amortization expenses amounted to $3.1 million for the nine months period ended September 30, 2006, compared to $1.0 million in the same period of 2005. The reason for these variations is the low level of reserves at El Valle and Carlés gold operations, which are currently the only operating gold projects of the Company.

Exploration costs – Exploration costs related to gold projects amounted to $0.4 million in the third quarter of 2006, compared to the $0.3 million incurred in the same period of 2005. Exploration costs decreased to $1.7 million for the nine months period ended September 30, 2006, compared to $2.3 million in the same period of 2005.

Derivatives loss – The Company incurred a loss of $3.0 million during the third quarter of 2006 ($4.1 million for the nine months period ended September 30, 2006) in relation to gold hedging instruments entered into by the Company as required by the bank providing the project finance of the El Valle and Tasiast projects. As at September 30, 2006, the gold hedging instruments of the Company (excluding offset transactions) included puts of 328,190 ounces, calls of 280,000 ounces and forwards sales of 7,751 ounces (refer to note 10 of the unaudited interim consolidated financial statements).

Corporate operations

Corporate operations incurred a net loss of $3.7 million in the third quarter of 2006 compared to a loss of $1.0 million in the same period of 2005. The net loss amounted to $3.9 million in the nine months period ended September, 30, 2006, compared to $9.0 million in the same period of 2005. The main factor contributing to the decrease in losses was the foreign currency exchange gain of $1.3 million incurred in the nine months period ended September 30, 2006 (loss of $5.6 million in the same period of 2005), resulting from the parent company holding cash and cash equivalents in Euros that mitigated the general administrative and corporate expenses.

Administrative and corporate expenses – Administrative and corporate expenses increased to $1.1 million in the third quarter of 2006 from $0.8 million in the same period of 2005. These expenses amounted to $2.9 million in the nine months period ended September 30, 2006, compared to $3.2 million in the same period of 2005.

Capital Resources and Liquidity

Consolidated

Cash and cash equivalents decreased $19.0 million in the third quarter of 2006 down to $53.2 million as at September 30, 2006. Operating cash flows were $18.5 million in the third quarter of 2006 ($6.3 million in the same period of 2005). Also, during the third quarter of 2006, the Company used net $17.8 million in investing activities, which included $8.2 million related to the construction of the Tasiast gold project and $6.0 million related to the lump sum payment to AC in exchange for all future royalty payments. In addition, during the third quarter of 2006, cash flow used in financing activities amounted to net $18.6 million, including a repayment of $16.0 million to Investec Bank (UK) Ltd. ("Investec") and Macquarie in respect of the Aguablanca project finance.

Operating cash flows were $35.0 million in first nine months of 2006 (negative $2.6 million in the same period of 2005). Investing expenditures in the period totalled net $49.3 million, including $37.5 million related to the construction of the Tasiast gold. In addition, during the nine month period ended September 30, 2006, cash flow provided by financing activities amounted to net $13.1 million. This includes the draw down of $42.5 million under the new project debt granted by Macquarie to finance the construction of the

Tasiast project, offset by repayments of $22.0 million to Investec and Macquarie in respect of the Aguablanca project finance.

Operating activities –

In the three month period ended September 30, 2006, cash provided by operating activities amounted to $18.5 million compared to $6.3 million in the same period of 2005. In 2006, nickel operations were the key contributor to positive operating cash flows ($23.2 million), with gold operations and corporate operations using $2.0 and $2.8 million, respectively.

In the nine month period ended September 30, 2006, cash provided by operating activities amounted to $35.0 million compared to negative $2.6 million in the same period of 2005. In 2006, nickel operations provided operating cash flows of $43.2 million, with gold operations using $3.6 million and corporate operations using $4.6 million.

Investing activities –

Investing activities used $17.8 million in the third quarter of 2006 compared to $8.6 million in the same period of 2005. This was attributable in 2006 to capital expenditures totalling $14.4 million compared with only $7.2 million in 2005. In addition $3.9 million was used for the acquisition of traded securities in 2006.

Capital expenditures in the third quarter of 2006 included $8.2 million for the construction of Tasiast project and $7.3 million for the Aguablanca project, of which $6.0 million correspond to the lump sum payment to AC in exchange for all future royalty payments (refer to note 3 of the unaudited consolidated financial statements).

Investing activities used $49.3 million in the nine month period ended September, 2006 compared to $12.1 million in the same period of 2005. Investing activities in 2006 included $49.0 million of capital expenditures compared to $18.7 million in 2005. In addition $3.9 million was used for the acquisition of traded securities in 2006.

Capital expenditures in first nine months of 2006 included $37.5 million for the construction of Tasiast project and $11.0 million for the Aguablanca project.

Financing activities –

Proceeds from bank loans and other long-term liabilities totalled $6.3 million in the third quarter of 2006 ($6.4 million in the same period of 2005). Debt repayments amounted to $24.3 million in the three month period ended September 30, 2006 ($10.1 million in the same period of 2005).

Proceeds from bank loans in the third quarter 2006 included $6.2 million provided by Barclays Bank, which was repaid in the same quarter of 2006.

In the third quarter of 2006, repayments of bank loans also included $16.0 million repaid to Investec and Macquarie in respect of the Aguablanca project finance.

The amount of proceeds from bank loans and other long-term liabilities in the nine month period ended September 30, 2006 was $56.0 million compared to $8.9 million in 2005. Debt repayments amounted to $42.4 million in nine months ended September 30, 2006 ($12.4 million in the same period of 2005).

Proceeds from bank loans in the nine months period ended September 30, 2006 included $42.5 million granted by Macquarie to finance the construction of the Tasiast gold project and $10.8 million granted by Barclays Bank to finance the acquisition of Nalunaq ore.

In the nine month period ended September 30, 2006, repayments of bank loans include $22.0 million repaid to Investec and Macquarie in respect of the Aguablanca project finance, $1.8 million repaid to

Deutsche Bank and $15.2 million repaid to Barclays Bank in respect of the financing for the acquisition of Nalunaq ore.

Nickel operations

Operating activities –

Operating cash flow from nickel operations amounted to $23.2 million in the third quarter of 2006 and $43.2 million in the nine months period ended September, 2006 compared to $5.7 million and $4.5 million in the same periods of 2005. Sales of nickel concentrate from the Aguablanca mine started in the second quarter of 2005.

Operating cash flow of $23.2 million in the third quarter of 2006 included $23.6 million provided by the Aguablanca nickel mine and $0.4 million used on nickel exploration in the Ossa Morena region.

Operating cash flow of $43.2 million for the nine month period ended September 30, 2006 included $44.6 million provided by the Aguablanca nickel mine and $1.4 million used on nickel exploration in the Ossa Morena region.

Investing activities –

Investing activities used $6.9 million in the three month period ended September 30, 2006 ($7.2 million in the same period of 2005) and $10.0 million in the nine month period ended September 30, 2006 ($5.8 million in the same period of 2005).

Capital expenditures on mineral properties amounted to $7.3 million in the third quarter of 2006 ($11.0 million in the nine month period ended September 30, 2006), most of which were related to the Aguablanca project, including a payment of $6.0 million to AC in exchange for all future royalty payments.

Gold operations

Operating activities –

Gold operations used cash of $2.0 million in the third quarter of 2006 compared to $1.1 million generated in the same period of 2005. In the nine months period ended September, 2006, gold operations used $3.6 million compared to $4.3 million in the same period of 2005.

Operating cash flow used by gold operations includes $1.7 million and $1.7 million used by El Valle and Carlés mines during the three and nine months periods ended September 30, 2006, respectively.

Investing activities –

Investing activities in respect of gold operations consumed $10.8 million in the third quarter of 2006, compared to $1.0 million in the same period of 2005. Investing activities included expenditures on mineral properties of $8.2 million related to the construction of the Tasiast gold project in Mauritania.

Investing activities in respect of gold operations used $39.0 million in first nine months of 2006, compared to $5.1 million in the same period of 2005. Investing activities included expenditures on mineral properties of $37.6 million, of which $37.5 million were related to the construction of the Tasiast project. In addition, $2.5 million was realized from the sale of traded securities at a profit of $1.3 million, and $3.9 million was used in the acquisition of traded securities.

Corporate operations

Operating activities –

Corporate activities consumed operating cash flows of $2.8 million in the three months ended September 30, 2006 ($0.6 million in the same period of 2005), and $4.6 million in the nine months period ended September, 2006 ($2.8 million in the same period of 2005). These cash flows are basically related to administration and corporate expenses.

Balance Sheet

Total assets increased to $328.7 million as at September 30, 2006, from $249.2 million at December 31, 2005, principally attributable to an increase in the carrying value of mineral properties, trade receivables and other assets. The book value of mineral properties, net of depreciation, increased to $206.7 million at September 30, 2006 from $157.1 million at December 31, 2005. Other assets increased by $16.7 million due to investment in trade securities and the fair value of new hedging instruments mainly in relation with Tasiast project financing. Trade receivables increased by $12.2 million as a result of sales of nickel concentrate from the Aguablanca mine.

The Company's working capital increased at the end of third quarter of 2006 to $35.5 million from $18.9 million at the end of 2005.

Long-term debt was $45.0 million at September 30, 2006, compared to $16.0 million at year end 2005. This increase is mainly related to the loan granted by Macquarie to finance the construction of the Tasiast gold project.

Shareholders' equity increased to $174.6 million at the end of third quarter of 2006 from $141.9 million at the end of 2005. The variation is mainly attributable to a net income of $15.6 million for the period, an increase in capital stock (resulting from the issue of common shares and stock options) totalling $2.4 million and a positive foreign currency translation adjustment of $6.2 million due to the appreciation of the Euro relative to the U.S. dollar.

Non-GAAP Measures

Cash cost data is included because the Company understands that certain investors use this information to determine the Company's ability to generate cash flow for use in investing and other activities. Also, the Company believes that conventional measures of performance prepared in accordance with GAAP do not fully illustrate the ability of its operating mines to generate cash flow. This data is furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

A reconciliation of cash cost per pound of nickel sold for the Company's nickel operations to the unaudited interim consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

| | Three Months Ended September 30, | | | | Nine Months Ended September 30, | | | |
| | 2006 | | 2005 | | 2006 | | 2005 | |
	$000	$/lb	$000	$/lb	$000	$/lb	$000	$/lb
Mining expenses [a]	3,439	1.09	2,024	0.72	7,425	0.73	6,043	0.91
Plant expenses [a]	6,227	1.97	3,879	1.38	17,823	1.76	9,459	1.42
Smelting, refining and transportation [a]	16,952	5.35	8,392	2.98	42,462	4.19	21,135	3.17
By-products [a]	(10,782)	(3.41)	(4,904)	(1.74)	(33,499)	(3.30)	(11,734)	(1.76)
Royalties [a]	920	0.29	121	0.04	2,201	0.22	591	0.09
Variation in inventories of final products [a]	(1,359)	(0.43)	(1,898)	(0.67)	(1,840)	(0.18)	(2,249)	(0.34)
Adjustments:								
Reclamation costs	(22)	(0.01)	(22)	(0.01)	(65)	(0.01)	(70)	(0.01)
Employee stock options expensed	(55)	(0.02)	(46)	(0.02)	(130)	(0.01)	(111)	(0.02)
Cash cost	15,320	4.84	7,546	2.68	34,377	3.39	23,064	3.46
Production of nickel (lb 000)		3,399		3,654		10,498		7,778
Sales of nickel (lb 000)		3,166		2,812		10,139		6,660

[a] Refer to notes 12 and 13 of the unaudited interim consolidated financial statements.

The effect of the copper hedging instruments is not included in the computation of cash cost because the Company understands that the expected future cash effect of these hedging instruments is already considered in the consolidated balance sheets, since hedging instruments are recorded at fair value as at each period-end. Fair value of the copper hedging instruments as at September 30, 2006 amounts to negative $37.0 million and it is recorded as a net liability in the consolidated balance sheet.

The cash effect of the copper hedging instruments was negative $1.85 and $0.67 per pound in the three months periods ended September 30, 2006 and 2005, respectively, and negative $1.49 and $0.59 per pound in the nine months periods ended September 30, 2006 and 2005, respectively.

Cash provided by (used in) operating activities before changes in components of working capital data is included because the Company understands that certain investors use this information to determine the Company's ability to generate cash flow for use in investing and other activities. Also, the Company believes that conventional measures of performance prepared in accordance with GAAP do not fully illustrate the ability of its operating mines to generate cash flow. This data is furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

A reconciliation of cash provided by (used in) operating activities before changes in components of working capital to the unaudited interim consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	2005	2006	2005
Cash provided by (used in) operating activities	18,454	6,253	35,040	(2,565)
Adjustments:				
Changes in components of working capital [(a)]	397	(5,069)	18,975	908
Cash provided by (used in) operating activities before changes in components of working capital	18,851	1,184	54,015	(1,657)

[(a)] Refer to the consolidated statements of cash flows for the three and nine months periods ended September 30, 2006 and 2005.

Outstanding Shares

Common shares issued and outstanding as at November 7, 2006 are as follows:

	Shares #	Amount $
Balance, September 30, 2006	160,883,513	239,905,500
Issuances of cash		
Exercise of employee stock options	732,666	1,286,600
Exercise of common share purchase options related to debt	2,250,000	2,465,000
Non-cash issuance		
Exercise of employee stock options	—	1,942,700
Exercise of common share purchase options related to debt	—	881,100
Balance, November 7, 2006	163,866,179	246,480,900

There were no changes in the number of stock options and warrants outstanding from September 30 to November 7, 2006, except for the exercise of employee stock options and common share purchase options related to debt shown in the table above and the expiry of 20,000 employee stock options.

Outlook

Strong cash flow generated by the Aguablanca nickel mine is expected to continue in 2007 if, as widely forecast, nickel prices remain high.

Construction of the Tasiast gold project will continue into 2007 and it is expected that Tasiast will provide the Company with significant gold production at relatively low cost, commencing in mid-2007.

The El Valle and Carlés gold operations in northern Spain will be closed by the end of 2006.

Through its recently acquired stake in Chariot, the Company will support sound and effective management to unlock the potential of Chariot's Marcona copper project in Peru.

In accordance with its growth strategy, Rio Narcea will continue to investigate and pursue new business opportunities, in addition to ongoing exploration for gold, nickel and copper on its large land holdings in the Iberian Peninsula and Mauritania, West Africa.

Forward-looking Statements

This report contains "forward-looking statements" within the meaning of the United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditures, exploration efforts, financial needs, and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea's current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct. These forward-looking statements include statements regarding: Rio Narcea's operating plans and expectations for the El Valle and Carlés mines, the Aguablanca mine and surrounding properties; the Tasiast development project and the Salave gold projects; expectations relating to future gold and base metal production; anticipated cash and other operating costs and expenses; schedules for completion of feasibility studies, mine development programs and other key elements of Rio Narcea's business plan; potential increases or decreases in reserves and production; the timing and scope of future drilling and other exploration activities; expectations regarding receipt of permits and other legal and governmental approvals required to implement Rio Narcea's business plan.

Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold and nickel prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labour disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Rio Narcea Gold Mines, Ltd.
CONSOLIDATED BALANCE SHEETS

(stated in U.S. dollars) (unaudited)

	September 30, 2006 $	December 31, 2005 $
ASSETS		
Current		
Cash and cash equivalents	**53,172,700**	53,623,700
Restricted cash	**2,044,300**	2,191,100
Inventories	**13,404,600**	10,075,400
Stockpiled ore	**1,505,800**	4,167,700
Accounts receivable		
Government grants	**2,932,900**	3,521,200
VAT and other taxes	**6,450,500**	3,831,800
Trade receivables	**15,134,600**	2,982,000
Other current assets *(note 4)*	**6,056,200**	5,484,700
Current portion of deferred derivative loss *(note 10)*	**819,700**	2,339,200
Total current assets	**101,521,300**	88,216,800
Mineral properties, net *(note 3)*	**206,663,800**	157,147,600
Other assets *(note 4)*	**20,506,900**	3,852,700
	328,692,000	249,217,100
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Short-term bank indebtedness and accrued interest *(note 5)*	**1,600**	4,799,700
Accounts payable and accrued liabilities *(note 6)*	**61,188,100**	51,368,100
Current portion of long-term debt *(note 5)*	**4,853,700**	13,122,900
Total current liabilities	**66,043,400**	69,290,700
Other long-term liabilities *(note 7)*	**39,123,300**	14,538,500
Long-term debt *(note 5)*	**45,003,800**	15,982,100
Deferred income tax liabilities	**3,552,200**	7,179,300
Total liabilities	**153,722,700**	106,990,600
Non-controlling interest	**347,600**	332,600
Shareholders' equity		
Common shares *(note 8)*	**239,905,500**	237,001,700
Contributed surplus *(note 8)*	**5,868,500**	3,538,600
Employee stock options *(note 9)*	**7,385,000**	8,422,800
Non-employee stock options and warrants *(note 8)*	**10,386,700**	10,386,700
Defiance warrants *(note 8)*	**—**	1,786,200
Common share purchase options related to debt *(note 8)*	**3,154,500**	3,154,500
Deficit	**(98,528,900)**	(122,669,900)
Cumulative foreign exchange translation adjustment	**6,450,300**	273,300
Total shareholders' equity	**174,621,700**	141,893,900
	328,692,000	249,217,100

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board:

Rupert Pennant-Rea   Chris I. von Christierson

Rio Narcea Gold Mines, Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(stated in U.S. dollars) (unaudited)

	Three months ended September 30,		Nine months ended September 30,	
	2006 $	2005 $	**2006** $	2005 $
		(restated – see note 2)		*(restated - see note 2)*
REVENUES *(note 12)*				
Sales – Gold operations	**7,871,800**	8,547,200	**28,127,600**	26,417,800
Sales – Gold operations – Nalunaq ore	**13,921,700**	10,056,700	**30,291,500**	16,241,500
Sales – Nickel operations	**37,293,500**	11,466,000	**101,357,100**	28,710,100
	59,087,000	30,069,900	**159,776,200**	71,369,400
EXPENSES				
Cost of sales – Gold operations [(a)] *(note 13)*	**(6,522,700)**	(9,205,700)	**(22,643,500)**	(26,037,900)
Cost of sales – Gold operations – Nalunaq ore [(a)] *(note 13)*	**(14,117,500)**	(10,112,600)	**(30,588,400)**	(15,995,300)
Cost of sales – Nickel operations [(a)] *(note 13)*	**(9,890,900)**	(4,623,000)	**(27,381,700)**	(15,095,400)
Depreciation and amortization expenses	**(3,262,400)**	(2,467,200)	**(9,414,400)**	(5,329,700)
Exploration costs	**(1,104,100)**	(900,900)	**(3,562,700)**	(4,496,100)
Administrative and corporate expenses	**(2,375,800)**	(1,585,600)	**(6,065,100)**	(6,150,700)
Accrual for closure of El Valle and Carlés	**—**	—	**(864,500)**	—
Other income (expenses)	**(237,700)**	(565,100)	**(796,300)**	(443,200)
Interest income	**539,200**	187,100	**849,400**	776,900
Gains on disposal of traded securities	**—**	—	**1,261,300**	—
Foreign currency exchange gain (loss)	**(630,300)**	(253,400)	**706,100**	(10,247,500)
Interest expense and amortization of financing fees	**(1,543,000)**	(272,900)	**(1,750,000)**	(805,900)
Derivatives loss *(note 10)*	**(8,362,200)**	(7,776,900)	**(38,900,000)**	(15,441,600)
	(47,507,400)	(37,576,200)	**(139,149,800)**	(99,266,400)
Income (loss) before income tax	**11,579,600**	(7,506,300)	**20,626,400**	(27,897,000)
Income tax (expense) benefit	**4,027,200**	(1,558,900)	**3,497,900**	(2,100,900)
Net income (loss) before non-controlling interest	**15,606,800**	(9,065,200)	**24,124,300**	(29,997,900)
Non-controlling interest	**5,100**	15,200	**16,700**	239,500
Net income (loss)	**15,611,900**	(9,050,000)	**24,141,000**	(29,758,400)
Deficit, beginning of period	**(114,140,800)**	(101,253,700)	**(122,669,900)**	(80,545,300)
Deficit, end of period	**(98,528,900)**	(110,303,700)	**(98,528,900)**	(110,303,700)
Net income (loss) per share – basic	**0.10**	(0.06)	**0.15**	(0.19)
Net income (loss) per share – diluted	**0.10**	(0.06)	**0.15**	(0.19)
Weighted average common shares outstanding – basic *(note 8)*	**160,829,263**	157,967,785	**160,442,359**	157,781,633
Weighted average common shares outstanding – diluted *(note 8)*	**163,641,218**	157,967,785	**162,719,541**	157,781,633

The accompanying notes are an integral part of these consolidated financial statements.
[(a)] Exclusive of items shown separately below.

Rio Narcea Gold Mines, Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(stated in U.S. dollars) (unaudited)

	Three months ended September 30,		Nine months ended September 30,	
	2006	**2005**	**2006**	**2005**
	$	**$**	**$**	**$**
		(restated – see note 2)		*(restated - see note 2)*
OPERATING ACTIVITIES				
Net income (loss)	**15,611,900**	(9,050,000)	**24,141,000**	(29,758,400)
Add (deduct) items not requiring cash				
Depreciation and amortization	**3,262,400**	2,467,200	**9,414,400**	5,329,700
Amortization of deferred financing fees and prepaid expenses	**36,900**	36,200	**107,900**	112,400
Accretion of provision for site restoration	**58,100**	54,900	**169,900**	170,500
Foreign exchange	**801,500**	(436,500)	**(542,400)**	7,822,900
Non-cash derivatives loss *(note 10)*	**2,887,000**	6,516,700	**24,905,200**	12,759,200
Shared-based compensation *(note 9)*	**425,400**	332,400	**975,500**	865,400
Non-controlling interest	**5,100**	(13,800)	**16,700**	(267,100)
Income taxes (expenses) recovery	**(4,156,400)**	1,558,900	**(3,627,100)**	2,100,900
Gains on disposal of traded securities	**—**	—	**(1,261,300)**	—
Restoration expenditures	**(81,200)**	(281,700)	**(284,900)**	(792,600)
Changes in components of working capital				
Inventories	**(2,133,500)**	711,300	**(2,553,100)**	(3,095,600)
Stockpiled ore	**341,900**	908,000	**2,807,800**	1,518,600
Government grants	**(104,700)**	—	**110,400**	—
VAT and other taxes	**(1,353,900)**	(681,900)	**(3,019,000)**	(6,729,800)
Trade receivables	**1,937,300**	(985,000)	**(12,151,500)**	(1,034,300)
Other current assets	**174,500**	(357,400)	**(334,200)**	215,600
Accounts payable and accrued liabilities	**742,000**	5,473,500	**(3,835,100)**	8,217,200
Cash provided by (used in) operating activities	**18,454,300**	6,252,800	**35,040,200**	(2,565,400)
INVESTING ACTIVITIES				
Expenditures on mineral properties	**(14,401,500)**	(7,190,000)	**(48,960,400)**	(18,691,800)
Grants received (reimbursed)	**—**	(124,300)	**215,100**	7,142,600
Restricted cash	**263,600**	(824,000)	**302,300**	(697,600)
Long-term deposits and restricted investments	**251,200**	(415,200)	**630,900**	111,800
Long-term investments in traded securities	**(3,926,900)**	—	**(3,926,900)**	—
Disposal of traded securities	**—**	—	**2,411,200**	—
Cash provided by (used in) investing activities	**(17,813,600)**	(8,553,500)	**(49,327,800)**	(12,135,000)
FINANCING ACTIVITIES				
Proceeds from issue of common shares *(note 8)*	**133,400**	29,000	**1,434,200**	695,900
Proceeds from bank loans and other long-term liabilities *(note 5)*	**6,299,500**	6,358,900	**56,020,800**	8,940,900
Financing fees on bank loans	**(813,400)**	3,400	**(1,932,200)**	(44,000)
Repayment of bank loans *(note 5)*	**(24,255,600)**	(10,076,800)	**(42,409,500)**	(12,352,700)
Cash provided by (used in) financing activities	**(18,636,100)**	(3,685,500)	**13,113,300**	(2,759,900)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	**(1,035,200)**	269,300	**723,300**	(6,824,500)
Net decrease in cash and cash equivalents during the period	**(19,030,600)**	(5,716,900)	**(451,000)**	(24,284,800)
Cash and cash equivalents, beginning of period	**72,203,300**	63,320,900	**53,623,700**	81,888,800
Cash and cash equivalents, end of period	**53,172,700**	57,604,000	**53,172,700**	57,604,000
Supplemental cash flow information				
Interest paid in cash	**1,240,900**	742,500	**3,631,400**	1,661,700
Income taxes paid in cash	**—**	—	**—**	—

The accompanying notes are an integral part of these consolidated financial statements.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and nine months ended September 30, 2006 and 2005 (unaudited)

1. NATURE OF OPERATIONS

Organization and business

Rio Narcea Gold Mines, Ltd. (the "Company") is engaged in the exploration and development of mineral properties in Spain, Portugal and Mauritania. The Company was incorporated under the Canada Business Corporations Act on February 22, 1994, as a numbered company.

Investment in mineral properties

The return on investments made by the Company will depend on its ability to find and develop mineral reserves and on the success of its future operations including the following: quantity of metals produced, metal prices, operating costs, environmental costs, interest rates and discretionary expenditure levels including exploration, resource development and general and administrative costs. Since the Company operates internationally, exposure also arises from fluctuations in currency exchange rates, specifically the U.S. dollar/Euro, political risk and varying levels of taxation. While the Company seeks to manage these risks, many of these factors are beyond its control. The economic assessment of the mineral reserves by independent experts takes into account only the proven and probable reserves at El Valle and Carlés gold mines, Tasiast gold project and Aguablanca nickel mine.

2. BASIS OF PRESENTATION AND CHANGE IN ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared in accordance with the accounting policies outlined in the Company's audited consolidated financial statements for the year ended December 31, 2005.

The unaudited interim consolidated financial statements and related notes have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for the preparation of interim financial statements. Accordingly, they should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2005.

Certain amounts in the comparative unaudited interim consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current year unaudited interim consolidated financial statements. In addition, the Company has restated the comparative unaudited interim consolidated financial statements to conform to the accounting policy for capitalization of interest described in the audited consolidated financial statements for the year ended December 31, 2005.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and nine months ended September 30, 2006 and 2005 (unaudited)

The impact of the reclassification and restatement for the three months period ended September 30, 2005 is as follows:

	As originally reported $	Reclassification $	Restatement for capitalization of interest $	As restated $
Consolidated statements of operations-				
Revenues	31,983,600	(1,913,700)	—	**30,069,900**
Expenses	(40,921,100)	1,913,700	1,431,200	**(37,576,200)**
Income (loss) before income tax	(8,937,500)	—	1,431,200	**(7,506,300)**
Income tax expense	(1,201,100)	—	(357,800)	**(1,558,900)**
Net income (loss) before non-controlling interest	(10,138,600)	—	1,073,400	**(9,065,200)**
Non-controlling interest	15,200	—	—	**15,200**
Net income (loss)	(10,123,400)	—	1,073,400	**(9,050,000)**
Net income (loss) per share-				
Basic	(0.06)	—	0.00	**(0.06)**
Diluted	(0.06)	—	0.00	**(0.06)**
Consolidated statements of cash flows-				
Cash provided by operating activities	5,768,900	—	483,900	**6,252,800**
Cash used in investing activities	(8,069,600)	—	(483,900)	**(8,553,500)**
Cash used in financing activities	(3,685,500)	—	—	**(3,685,500)**
Foreign exchange gain on cash and cash equivalents held in foreign currency	269,300	—	—	**269,300**
Net decrease in cash during the period	(5,716,900)	—	—	**(5,716,900)**

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and nine months ended September 30, 2006 and 2005 (unaudited)

The impact of the reclassification and restatement for the nine months period ended September 30, 2005 is as follows:

	As originally reported $	Reclassification $	Restatement for capitalization of interest $	As restated $
Consolidated statements of operations-				
Revenues	77,120,600	(5,751,200)	—	**71,369,400**
Expenses	(108,616,800)	5,751,200	3,599,200	**(99,266,400)**
Income (loss) before income tax	(31,496,200)	—	3,599,200	**(27,897,000)**
Income tax expense	(1,201,100)	—	(899,800)	**(2,100,900)**
Net income (loss) before non-controlling interest	(32,697,300)	—	2,699,400	**(29,997,900)**
Non-controlling interest	239,500	—	—	**239,500**
Net income (loss)	(32,457,800)	—	2,699,400	**(29,758,400)**
Net income (loss) per share-				
Basic	(0.21)	—	0.02	**(0.19)**
Diluted	(0.21)	—	0.02	**(0.19)**
Consolidated statements of cash flows-				
Cash provided by (used in) operating activities	(4,071,900)	—	1,506,500	**(2,565,400)**
Cash used in investing activities	(10,628,500)	—	(1,506,500)	**(12,135,000)**
Cash used in financing activities	(2,759,900)	—	—	**(2,759,900)**
Foreign exchange loss on cash and cash equivalents held in foreign currency	(6,824,500)	—	—	**(6,824,500)**
Net decrease in cash during the period	(24,284,800)	—	—	**(24,284,800)**

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and nine months ended September 30, 2006 and 2005 (unaudited)

3. MINERAL PROPERTIES

As at September 30, 2006, Mineral properties consisted of the following:

	December 31, 2005 $	Additions/ (amortization) $	Translation adjustment due to currency exchange $	September 30, 2006 $
Cost-				
Mining properties and development				
Mining rights	69,906,300	5,850,800	1,713,500	77,470,600
Development	51,326,900	1,019,900	3,694,200	56,041,000
Other [(a)]	4,239,300	(335,400)	303,700	4,207,600
Land, buildings and equipment	148,986,200	43,754,500	10,072,400	202,813,100
Grants, net of amortization	(9,622,600)	1,015,100	(688,000)	(9,295,500)
Cost	264,836,100	51,304,900	15,095,800	331,236,800
Accumulated depreciation and amortization-				
Mining properties and development				
Mining rights	(2,876,500)	(726,900)	(223,300)	(3,826,700)
Development	(39,773,700)	(1,391,900)	(2,934,100)	(44,099,700)
Other [(a)]	(222,000)	(242,500)	(20,500)	(485,000)
Land, buildings and equipment	(64,816,300)	(6,493,600)	(4,851,700)	(76,161,600)
Accumulated depreciation and amortization	(107,688,500)	(8,854,900)	(8,029,600)	(124,573,000)
Total	157,147,600	42,450,000	7,066,200	206,663,800

[(a)] "Other" comprises patents, licenses, software and rights in capital lease assets.

The additions to Land, buildings and equipment correspond primarily to the construction of the Tasiast project. The additions to Mining rights correspond primarily to the lump sum payment to Atlantic Copper, S.A. ("AC"), discussed below.

The cost and accumulated depreciation and amortization of rights in capital leased assets amounted to $254,900 and $75,400, respectively, as at September 30, 2006 ($237,500 and $25,700 as at December 31, 2005).

On July 5, 2001, the Company acquired, from AC, 50% of the participation rights in a consortium with the Spanish State. The consortium is the holder of 100% of the mineral rights located in Huelva, Sevilla and Badajoz, Spain where the Aguablanca mine is located. Consideration for the purchase of 50% of the participation rights from AC was a) one payment of $4 million, of which $1.5 million was paid in 2001, and the remaining balance of $2.5 million was paid in 2003, b) variable payments after the first year of full production and over the life of the exploitation of the Aguablanca mine, which started to accrue in August 2006 and c) variable payments over the life of the exploitation of any other deposits found within the area of the mineral rights held by the consortium. The Company had the option, at any time, to terminate the variable payments described in b) and c) above by making a lump sum payment of $6 million to AC (refer to note 6 of the Company's audited consolidated financial statements for the year ended December 31, 2005 for a complete discussion of the transaction).

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and nine months ended September 30, 2006 and 2005 (unaudited)

On August 2, 2006, the Company exercised its right to terminate the variable payments in exchange for a sum of $6 million, which was paid on August 18, 2006.

4. OTHER ASSETS AND OTHER CURRENT ASSETS

Other current assets are comprised of the following:

	September 30, 2006 $	December 31, 2005 $
Derivative financial instruments *(note 10)*	4,169,200	4,230,000
Payments on account to suppliers	426,400	993,300
Prepaid expenses	1,144,200	98,500
Other	316,400	167,000
Valuation allowances	—	(4,100)
	6,056,200	5,484,700

Other assets are comprised of the following:

	September 30, 2006 $	December 31, 2005 $
Derivative financial instruments *(note 10)*	13,468,400	4,500
Long-term deposits and restricted investments	704,100	1,164,000
Deferred financing fees	1,981,400	1,123,200
Prepaid expenses	426,100	499,100
Long-term investments in traded securities	3,926,900	1,061,900
	20,506,900	3,852,700

Investment in Chariot Resources Limited

During the three months period ended September 30, 2006, the Company acquired in the market 6,259,500 common shares and 1,780,000 warrants of Chariot Resources Limited ("Chariot"). Each warrant entitles the Company to acquire one additional common share of Chariot at an exercise price of CDN$0.35 (approximately $0.31) per warrant until December 22, 2006. Common shares and warrants of Chariot are listed on the Toronto Stock Exchange under the symbols CHD and CHD.WT, respectively. The acquisition cost of these common shares and warrants amounted to $3,441,500 and $485,400, respectively, which is recorded as Other assets – Long-term investments in traded securities as at September 30, 2006.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and nine months ended September 30, 2006 and 2005 (unaudited)

As at September 30, 2006, the investment in Chariot is as follows:

	Book value $	Market value $	Securities held	Securities held %
Common shares	3,441,500	2,915,100	6,259,500	2.7%
Warrants	485,400	302,900	1,780,000	2.8%
	3,926,900	**3,218,000**	**8,039,500**	**2.7%**

From October 1 to 5, 2006, the Company acquired an additional 48,500 common shares and 118,000 warrants of Chariot.

In addition, on October 5, 2006, the Company agreed to purchase, from Amerigo Resources Limited ("Amerigo"), 31,812,500 common shares and 11,532,000 warrants of Chariot. The acquisition cost of these common shares and warrants amounted to CDN$20,946,900 (approximately $18,396,100) and CDN$3,504,600 (approximately $3,077,800), respectively. Closing of this transaction occurred on October 20, 2006.

After the acquisition of additional commons shares and warrants closed on October 20, 2006, the Company holds 38,120,500 common shares and 13,430,000 warrants. Common shares held by the Company represent 16.4% of the total common shares of Chariot outstanding; common shares and warrants held by the Company represent 17.5% of the total common shares and warrants of Chariot outstanding on a diluted basis.

5. LOAN AGREEMENTS

Loan agreements schedule at September 30, 2006 is as follows:

	Currency	Final Maturity	US$ Outstanding Short-term $	US$ Outstanding Long-term $
Macquarie Bank Limited	US$	December 31, 2011	**4,500,000**	**38,000,000**
Ministry of Industry, Commerce and Tourism	Euros	December 15, 2017	**—**	**6,330,000**
Barclays Bank	Euros	May 5, 2015	**29,000**	**262,800**
Ministry of the Economy	Euros	January 1, 2012	**72,400**	**217,100**
Industrial and Technological Development Centre	Euros	March 31, 2007	**154,200**	**—**
BNP Paribas [a]	Euros	June 5, 2008	**68,300**	**55,500**
Ministry of Industry, Commerce and Tourism	Euros	October 31, 2011	**18,800**	**94,200**
Official Credit Institute	Euros	May 15, 2011	**11,000**	**44,200**
Accrued interest payable	Euros		**1,600**	**—**
			4,855,300	**45,003,800**

[a] Capital lease obligation with interest of 5.5% and repayment schedule as follows: 2006 - $17,100, 2007 - $68,300 and 2008 - $38,400.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and nine months ended September 30, 2006 and 2005 (unaudited)

Interest expense accrued on indebtedness initially incurred for a term of more that one year amounted to $2,562,300 and $3,610,100 for the three and nine months periods ended September 30, 2006 ($492,700 and $1,886,200 respectively, in corresponding periods of 2005).

Macquarie – Tasiast project

On June 29, 2006, the Company entered into a credit agreement with Macquarie Bank Ltd. ("Macquarie") to finance the construction of its Tasiast gold project. Under this credit agreement, the Company has a term loan of $42.5 million that was fully drawn down on June 30, 2006.

The interest rates for this facility are LIBOR US$ + 2.75% per annum until completion of the construction (as defined in the credit agreement); and LIBOR US$ + 2.25% thereafter.

The $42.5 million drawn down under this facility will be repaid in quarterly instalments, starting in September 2007. The required principal repayments are as follows: 2007 - $8.0 million, 2008 - $11.0 million, 2009 - $8.5 million, 2010 - $2.0 million, and 2011 - $13.0 million.

Under the terms of the credit agreement, the Company has been required to enter into gold derivative financial instruments to reduce the risk of the project against variations in gold prices. Specifically, the Company has entered into a zero-cost collar for 280,000 ounces of gold, with prices between $600 and $795 per ounce and maturities as follows: 2007 – 38,000 ounces, 2008 – 64,000 ounces, 2009 – 62,000 ounces, 2010 – 44,000 ounces, 2011 - 66,000 ounces, and 2012 – 6,000 ounces (refer to note 10). This collar is not subject to margin calls.

Under this credit agreement, the Company is required to fulfill certain obligations, similar to the ones required by the other project loans obtained by the Company in previous years. It is the Company's understanding that all the applicable obligations have been fulfilled.

This financing is secured by the assets and shares of Tasiast Mauritanie Limited S.A., a wholly owned subsidiary of the Company that holds the Tasiast assets in Mauritania, and by mortgages on the Tasiast mineral properties.

Investec & Macquarie – Aguablanca mine

On August 21, 2003, the Company entered into a credit agreement with Investec Bank (UK) Limited and Macquarie to finance the construction of its Aguablanca mine. On March 25, 2004, the Company executed a drawdown of $30 million, of which $8 million was repaid in 2005. The balance of $22 million has been fully repaid during the nine months period ended September 30, 2006.

Subsequent event – Macquarie – Short term loan (refer to note 4)

On October 19, 2006, the Company entered into a short-term credit agreement with Macquarie with a limit of $22.0 million to purchase the purchase of an additional interest in Chariot (refer to note 4). On October 20, 2006, the Company executed a drawdown of $21.6 million.

The interest rate for this facility is LIBOR US$ + 2.5% per annum. The $21.6 million drawdown under this facility comes due on April 12, 2007.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and nine months ended September 30, 2006 and 2005 (unaudited)

Under this credit agreement, the Company is required to fulfill certain obligations, similar to the ones required by the other project loans obtained by the Company in previous years. It is the Company's understanding that all the applicable obligations have been fulfilled.

This financing is secured by all the common shares and warrants of Chariot held by the Company on October 20, 2006.

6. **ACCOUNTS PAYABLE AND ACCRUED LIABILITIES**

Accounts payable and accrued liabilities consist of:

	September 30, 2006 $	December 31, 2005 $
Suppliers	25,633,100	27,401,500
Personnel	1,253,900	2,171,600
Income taxes	129,300	30,200
Other taxes	700,700	1,401,300
Derivative financial instruments *(note 10)*	27,351,200	14,858,200
Accrual for closure of El Valle and Carlés	4,616,300	3,845,800
Monesterio Council	1,342,000	1,289,800
Other	161,600	369,700
	61,188,100	51,368,100

In February 2006, the Board of Directors of the Company decided to proceed with the closure of the El Valle and Carlés gold operations due to the uneconomic performance obtained because of, among other reasons, the low grades mined and the increased costs as a result of the bad ground conditions. The closure will be conducted in an orderly manner and will occur during 2006. Restoration activities will last for a longer period and the plant will be put in care and maintenance for an undetermined period of time.

On June 22, 2006, the Company reached a collective redundancy agreement with the local unions and mine workers regarding the closure of the El Valle and Carlés gold operations. Subsequently, on July 5, 2006, that agreement received the approval from the Spanish labour authorities, which is required when redundancy affects more than 10% of the workforce. As a result of this agreement, the closure costs, which amounted to $3,845,800 as at December 31, 2005 (€3,260,000), are now estimated at $4,616,300 (€3,646,400) as at September 30, 2006. During the nine months period ended September 30, 2006, the Company has accrued additional $864,500 (€703,300), which has been recorded as Accrual for closure of El Valle and Carlés in the consolidated statements of operations and deficit. Also, payments of $401,200 (€316,900) have been made during the period to employees that were made redundant.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and nine months ended September 30, 2006 and 2005 (unaudited)

7. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	September 30, 2006 $	December 31, 2005 $
Provision for site restoration	4,130,400	3,993,200
Ministry of the Economy	2,226,100	2,074,300
Derivative financial instruments *(note10)*	32,766,800	8,471,000
	39,123,300	14,538,500

The provision for site restoration includes $2,355,900 and $2,096,200 as at September 30, 2006 and December 31, 2005, respectively, in relation to the El Valle and Carlés gold operations.

8. SHARE CAPITAL

Common shares

The authorized capital stock of the Company is comprised of an unlimited number of common shares with no par value. Common shares of the Company are listed on the Toronto Stock Exchange ("TSX") under the symbol RNG and on the American Stock Exchange ("AMEX") (secondary listing) under the symbol RNO.

Details of issued and outstanding shares are as follows:

	Shares #	Amount $
Balance, December 31, 2005	159,742,175	237,001,700
Issuances of cash		
Exercise of employee stock options *(note 9)*	1,141,333	1,434,200
Non-cash issuances		
Exercise of employee stock options *(note 9)*	—	1,469,600
Other [(a)]	5	—
Balance, September 30, 2006	**160,883,513**	**239,905,500**

[(a)] The adjustment of 5 common shares is related to the shares allocated to the acquisition of Defiance in September 2004.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and nine months ended September 30, 2006 and 2005 (unaudited)

Contributed surplus

Details of contributed surplus are as follows:

	Amount $
Balance, December 31, 2005	3,538,600
Employee stock options expired *(note 9)*	**543,700**
Defiance warrants expired	**1,786,200**
Balance, September 30, 2006	**5,868,500**

Non-Employee stock options and warrants

There have been no variations in the non-employee stock options and warrants during the nine months period ended September 30, 2006.

Shares issuable upon exercise of Defiance warrants

The following is a continuity schedule of Defiance warrants:

	Options and warrants #	Amount $	Average exercise price CDN$
Balance, December 31, 2005	4,119,082	1,786,200	3.86
Warrants expired	(4,119,082)	(1,786,200)	3.86
Balance, September 30, 2006	**—**	**—**	**—**

Common share purchase options related to debt

There have been no variations in the common share purchase options related to debt during the nine months period ended September 30, 2006.

Maximum number of shares

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options and warrants issued and outstanding as at September 30, 2006 were exercised or converted:

	Number of shares
Common shares outstanding at September 30, 2006	160,883,513
Options to purchase common shares	
Non-employee stock options and warrants	22,075,000
Common shares purchase options related to debt	5,243,251
Employee stock options *(note 9)*	6,645,658
	194,847,422

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and nine months ended September 30, 2006 and 2005 (unaudited)

Net income (loss) per share

Options and warrants were dilutive during the three and nine months periods ended September 30, 2006 and, as such, they were considered in the calculation of Net income (loss) per share. However, they were anti-dilutive during the three and nine months periods ended September 30, 2005 and, as such, they were excluded from the calculation.

9. EMPLOYEE STOCK OPTIONS

The following is a continuity schedule of options outstanding under the Company's 1994, 1996 and 2005 employee stock option plans (each, an "ESOP"):

	Number of options #	Amount $	Weighted average exercise price CDN$
Balance, December 31, 2005	6,173,656	8,422,800	2.29
Options granted	**2,025,000**	**—**	**2.15**
Expenses accrued	**—**	**975,500**	**—**
Options exercised	**(1,141,333)**	**(1,469,600)**	**1.45**
Options expired	**(411,665)**	**(543,700)**	**2.68**
Balance, September 30, 2006	**6,645,658**	**7,385,000**	**2.67**

Of the total number of options reflected in the foregoing table, 560,000 relate to the 1994 ESOP, 3,508,334 relate to the 1996 ESOP, 2,174,000 relate to the 2005 ESOP and 403,324 relate to the replacement options issued in relation to the acquisition of Defiance.

The Company granted 525,000 and 170,000 options during the three months periods ended September 30, 2006 and 2005, respectively. The following assumptions have been used for the options granted: 5.0 years expected term; 59% and 70% volatility, respectively; 5.2% and 4.1% risk-free interest rate, respectively; and an expected dividend yield of 0%. The fair value of the options granted, which will be expensed during the vesting period of the options, amounts to $621,200 and $145,000, respectively.

The Company granted 2,025,000 and 870,000 options during the nine months period ended September 30, 2006 and 2005, respectively. The following assumptions have been used for the options granted: 5.0 years expected term; 63% and 70% volatility, respectively; 5.2% and 4.0% risk-free interest rate, respectively; and an expected dividend yield of 0%. The fair value of the options granted, which will be expensed during the vesting period of the options, amounts to $2,213,100 and $765,300, respectively.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and nine months ended September 30, 2006 and 2005 (unaudited)

10. DERIVATIVE FINANCIAL INSTRUMENTS

The detail of the derivative financial instruments outstanding as at September 30, 2006, excluding offset transactions, is as follows:

Transaction	Underlying Asset	Term	Amount	Exercise price
Purchase of put options	Gold	2006	3,480 oz.	$280/oz.
Purchase of put options	Gold	2006	44,710 oz.	€300/oz.
Sale of forwards	Gold	2006	7,751 oz.	$301/oz.
Purchase of put options	Gold	2007 – 2012	280,000 oz.	$600/oz.
Sale of call options	Gold	2007 – 2012	280,000 oz.	$795/oz.
Sale of forwards	Copper	2006 – 2008	8,566 Tn.	€1,853/Tn.
Sale of forwards	US$	2006 – 2008	9,960,000 US$	$1.22/Euro

Under the terms of the credit agreement signed with Macquarie in June 2006 (refer to note 5), on June 30, 2006, the Company has entered into a zero-cost collar for 280,000 ounces of gold, with prices between $600 and $795 per ounce and maturities as follows: 2007 – 38,000 ounces, 2008 – 64,000 ounces, 2009 – 62,000 ounces, 2010 – 44,000 ounces, 2011 - 66,000 ounces, and 2012 – 6,000 ounces. This collar is not subject to margin calls.

As at September 30, 2006, the detail of the different assets and liabilities recorded in the consolidated balance sheet in respect of derivative transactions is as follows:

	December 31, 2005 $	Deferred derivative loss charged to expenses $	Additions related to Tasiast project $	Change in fair value during the period $	September 30, 2006 $
Other current assets (note 4)	4,230,000	—	—	(60,800)	4,169,200
Other assets (note 4)	4,500	—	11,190,500	2,273,400	13,468,400
Accounts payable and accrued liabilities (note 6)	(14,858,200)	—	—	(12,493,000)	(27,351,200)
Other long-term liabilities (note 7)	(8,471,000)	—	(11,190,500)	(13,105,300)	(32,766,800)
	(19,094,700)	—	—	(23,385,700)	(42,480,400)
Current portion of deferred expenses	2,339,200	(1,519,500)	—	—	819,700
	2,339,200	(1,519,500)	—	—	819,700
	(16,755,500)	(1,519,500)	—	(23,385,700)	(41,660,700)

The change in the fair value of the derivatives during the three and nine months periods ended September 30, 2006, which amounted to losses of $2,067,200 and $23,385,700, respectively, is recorded as derivatives loss in the consolidated statements of operations and deficit. In addition, the Company recorded losses of $6,295,000 and $15,514,300 upon maturity of derivative financial instruments during the three and nine months periods ended September 30, 2006, respectively.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and nine months ended September 30, 2006 and 2005 (unaudited)

Fair value represents the amount at which financial instruments could be exchanged in an arm's length transaction between willing parties under no compulsion to act and is best evidenced by a quoted market price. The calculation of fair values is based on market conditions at a specific point in time and may not be reflective of future fair values.

11. SEGMENT INFORMATION

The Company is engaged in the exploration and development of mineral properties. The Company identified two main operating segments for purposes of internal reporting: gold operations and nickel operations. An additional corporate segment is also considered for purposes of reporting.

Statements of operations

Three months periods ended September 30,

($000)	Gold 2006	Gold 2005	Nickel 2006	Nickel 2005	Corporate 2006	Corporate 2005	Consolidated 2006	Consolidated 2005
Sales	21,794	18,604	37,293	11,466	—	—	59,087	30,070
Cost of sales [(a)]	(20,640)	(19,318)	(9,891)	(4,623)	—	—	(30,531)	(23,941)
Other income (expenses)	(3,890)	(2,095)	(9,341)	(10,493)	(3,745)	(1,047)	(16,976)	(13,635)
Income (loss) before income tax	(2,736)	(2,809)	18,061	(3,650)	(3,745)	(1,047)	11,580	(7,506)
Income tax (expense) benefit	4,044	(1,559)	(17)	—	—	—	4,027	(1,559)
Net income (loss) before non-controlling interest	1,308	(4,368)	18,044	(3,650)	(3,745)	(1,047)	15,607	(9,065)
Non-controlling interest	5	15	—	—	—	—	5	15
Net income (loss)	1,313	(4,353)	18,044	(3,650)	(3,745)	(1,047)	15,612	(9,050)

[(a)] Except items shown separately below.

Nine months periods ended September 30,

($000)	Gold 2006	Gold 2005	Nickel 2006	Nickel 2005	Corporate 2006	Corporate 2005	Consolidated 2006	Consolidated 2005
Sales	58,419	42,659	101,357	28,710	—	—	159,776	71,369
Cost of sales [(a)]	(53,232)	(42,034)	(27,382)	(15,095)	—	—	(80,614)	(57,129)
Other income (expenses)	(10,368)	(6,987)	(44,277)	(26,192)	(3,891)	(8,958)	(58,536)	(42,137)
Income (loss) before income tax	(5,181)	(6,362)	29,698	(12,577)	(3,891)	(8,958)	20,626	(27,897)
Income tax (expense)	3,515	(2,101)	(17)	—	—	—	3,498	(2,101)
Net income (loss) before non-controlling interest	(1,666)	(8,463)	29,681	(12,577)	(3,891)	(8,958)	24,124	(29,998)
Non-controlling interest	17	240	—	—	—	—	17	240
Net income (loss)	(1,649)	(8,223)	29,681	(12,577)	(3,891)	(8,958)	24,141	(29,758)

[(a)] Except items shown separately below.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and nine months ended September 30, 2006 and 2005 (unaudited)

Balance sheet

($000)	Gold		Nickel		Corporate		Consolidated	
	Sep. 30, 2006	Dec. 31, 2005	Sep. 30, 2006	Dec. 31, 2005	Sep. 30, 2006	Dec. 31, 2005	Sep. 30, 2006	Dec. 31, 2005
Current assets	57,761	35,268	41,533	24,444	2,227	28,505	101,521	88,217
Mineral properties, net	117,769	77,863	87,308	77,985	1,587	1,299	206,664	157,147
Other assets	19,324	1,320	1,166	2,517	17	16	20,507	3,853
Total assets	194,854	114,451	130,007	104,946	3,831	29,820	328,692	249,217
Current liabilities	25,236	32,205	39,461	35,555	1,346	1,531	66,043	69,291
Total liabilities	87,787	43,622	64,327	61,573	1,609	1,796	153,723	106,991
Non-controlling interest	347	332	—	—	—	—	347	332
Shareholders' equity and intercompany debt	106,720	70,497	65,680	43,373	2,222	28,024	174,622	141,894
Total liabilities and shareholders' equity	194,854	114,451	130,007	104,946	3,831	29,820	328,692	249,217

Statements of Cash Flows

Three months periods ended September 30,

($000)	Gold		Nickel		Corporate		Consolidated	
	2006	2005	2006	2005	2006	2005	2006	2005
Cash provided by (used in) operating activities	(1,965)	1,097	23,197	5,711	(2,778)	(555)	18,454	6,253
Cash provided by (used in) investing activities	(10,804)	(1,018)	(6,905)	(7,209)	(104)	(327)	(17,813)	(8,554)
Cash provided by (used in) financing activities and intercompany transactions	(170)	3,552	(21,027)	(7,254)	2,561	17	(18,636)	(3,685)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	(280)	(803)	(996)	7,189	241	(6,117)	(1,035)	269
Net increase (decrease) in cash and cash equivalents during the period	(13,219)	2,828	(5,731)	(1,563)	(80)	(6,982)	(19,030)	(5,717)
Cash and cash equivalents, beginning of period	52,250	9,891	18,294	14,517	1,659	38,913	72,203	63,321
Cash and cash equivalents, end of period	39,031	12,719	12,563	12,954	1,579	31,931	53,173	57,604

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and nine months ended September 30, 2006 and 2005 (unaudited)

Nine months periods ended September 30,

($000)	Gold		Nickel		Corporate		Consolidated	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
Cash provided by (used in) operating activities	**(3,624)**	(4,283)	**43,244**	4,523	**(4,580)**	(2,805)	**35,040**	(2,565)
Cash provided by (used in) investing activities	**(39,003)**	(5,100)	**(9,971)**	(5,797)	**(353)**	(1,238)	**(49,327)**	(12,135)
Cash provided by (used in) financing activities and intercompany transactions	**67,697**	3,745	**(31,529)**	(7,521)	**(23,055)**	1,016	**13,113**	(2,760)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	**362**	3,014	**(1,163)**	7,997	**1,524**	(17,836)	**723**	(6,825)
Net increase (decrease) in cash and cash equivalents during the period	**25,432**	(2,624)	**581**	(798)	**(26,464)**	(20,863)	**(451)**	(24,285)
Cash and cash equivalents, beginning of period	**13,599**	15,343	**11,982**	13,752	**28,043**	52,794	**53,624**	81,889
Cash and cash equivalents, end of period	**39,031**	12,719	**12,563**	12,954	**1,579**	31,931	**53,173**	57,604

12. SALES

The detail of sales for the three months period ended September 30, 2006 is as follows:

	Sales – Gold operations $	Sales – Gold operations – Nalunaq ore $	Sales – Nickel operations $	Total $
Primary products [a]	5,916,000	13,921,700	42,799,900	62,637,600
By-products [b]	2,856,500	—	10,781,900	13,638,400
Smelting, refining and transportation paid to third parties	(900,700)	—	(16,288,300)	(17,189,000)
	7,871,800	13,921,700	37,293,500	59,087,000

[a] Gold for gold operations and nickel for nickel operations.
[b] Copper and silver for gold operations and copper, platinum, palladium and cobalt for nickel operations.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and nine months ended September 30, 2006 and 2005 (unaudited)

The detail of sales for the nine months period ended September 30, 2006 is as follows:

	Sales – Gold operations $	Sales – Gold operations – Nalunaq ore $	Sales – Nickel operations $	Total $
Primary products [a]	21,177,500	30,291,500	108,547,400	160,016,400
By-products [b]	9,708,900	—	33,498,900	43,207,800
Smelting, refining and transportation paid to third parties	(2,758,800)	—	(40,689,200)	(43,448,000)
	28,127,600	30,291,500	101,357,100	159,776,200

[a] Gold for gold operations and nickel for nickel operations.
[b] Copper and silver for gold operations and copper, platinum, palladium and cobalt for nickel operations.

The detail of sales for the three months period ended September 30, 2005 is as follows:

	Sales – Gold operations $	Sales – Gold operations – Nalunaq ore $	Sales – Nickel operations $	Total $
Primary products [a]	7,470,200	10,056,700	14,456,700	31,983,600
By-products [b]	2,617,000	—	4,904,000	7,521,000
Smelting, refining and transportation paid to third parties	(1,540,000)	—	(7,894,700)	(9,434,700)
	8,547,200	10,056,700	11,466,000	30,069,900

[a] Gold for gold operations and nickel for nickel operations.
[b] Copper and silver for gold operations and copper, platinum, palladium and cobalt for nickel operations.

The detail of sales for the nine months period ended September 30, 2005 is as follows:

	Sales – Gold operations $	Sales – Gold operations – Nalunaq ore $	Sales – Nickel operations $	Total $
Primary products [a]	24,018,900	16,241,500	36,860,200	77,120,600
By-products [b]	7,453,900	—	11,734,400	19,188,300
Smelting, refining and transportation paid to third parties	(5,055,000)	—	(19,884,500)	(24,939,500)
	26,417,800	16,241,500	28,710,100	71,369,400

[a] Gold for gold operations and nickel for nickel operations.
[b] Copper and silver for gold operations and copper, platinum, palladium and cobalt for nickel operations.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and nine months ended September 30, 2006 and 2005 (unaudited)

13. COST OF SALES

The detail of cost of sales for the three months period ended September 30, 2006 is as follows:

	Cost of sales - Gold operations $	Cost of sales - Gold operations - Nalunaq ore $	Cost of sales - Nickel operations $	Total $
Mining expenses	3,941,900	—	3,439,100	7,381,000
Purchase of gold ore	—	13,219,600	—	13,219,600
Plant expenses	1,891,700	897,900	6,227,100	9,016,700
Smelting, refining and transportation	62,400	—	663,400	725,800
Royalties	—	—	919,900	919,900
Variation in inventories of final products	626,700	—	(1,358,600)	(731,900)
	6,522,700	14,117,500	9,890,900	30,531,100

The detail of cost of sales for the nine months period ended September 30, 2006 is as follows:

	Cost of sales - Gold operations $	Cost of sales - Gold operations - Nalunaq ore $	Cost of sales - Nickel operations $	Total $
Mining expenses	16,582,500	—	7,424,900	24,007,400
Purchase of gold ore	—	27,522,100	—	27,522,100
Plant expenses	6,912,400	1,715,900	17,823,100	26,451,400
Smelting, refining and transportation	190,200	—	1,773,000	1,963,200
Royalties	—	—	2,201,100	2,201,100
Variation in inventories of final products	(1,041,600)	1,350,400	(1,840,400)	(1,531,600)
	22,643,500	30,588,400	27,381,700	80,613,600

The detail of cost of sales for the three months period ended September 30, 2005 is as follows:

	Cost of sales - Gold operations $	Cost of sales - Gold operations - Nalunaq ore $	Cost of sales - Nickel operations $	Total $
Mining expenses	7,357,900	—	2,024,300	9,382,200
Purchase of gold ore	—	5,724,700	—	5,724,700
Plant expenses	2,669,900	733,300	3,878,500	7,281,700
Smelting, refining and transportation	43,700	—	496,700	540,400
Royalties	—	—	121,000	121,000
Variation in inventories of final products	(865,800)	3,654,600	(1,897,500)	891,300
	9,205,700	10,112,600	4,623,000	23,941,300

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and nine months ended September 30, 2006 and 2005 (unaudited)

The detail of cost of sales for the nine months period ended September 30, 2005 is as follows:

	Cost of sales - Gold operations $	Cost of sales - Gold operations - Nalunaq ore $	Cost of sales - Nickel operations $	Total $
Mining expenses	17,746,900	—	6,042,900	23,789,800
Purchase of gold ore	—	14,017,200	—	14,017,200
Plant expenses	8,597,500	1,978,100	9,459,700	20,035,300
Smelting, refining and transportation	143,500	—	1,251,000	1,394,500
Royalties	—	—	591,200	591,200
Variation in inventories of final products	(450,000)	—	(2,249,400)	(2,699,400)
	26,037,900	15,995,300	15,095,400	57,128,600